SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 4, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.

Corporate Taxpayer Registration 02.570.688/0001 -70

Board of Trade 53.3.0000581 -8

Minutes of the Board of Directors’ Meeting,

Held on June 27, 2005

Date and time:

On the 27th of June, 2005, at 11:00 a.m.

Place:

In the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, 26° andar (parte).

Summons:

Summons in manifest urgency made pursuant to the provisions of the sole paragraph of article 26 of Brasil Telecom Participações S.A. (“BTP” or “Company”)’s By-laws, by mail signed by the Board of Directors’ Chairman, Mr. Luis Octavio da Motta Veiga, on June 24, 2005.

Presence:

The following effective members of the Company’s Board of Directors were present: Luis Octavio da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Lênin Florentino de Faria and Fabio de Oliveira Moser. The following Board of Directors’ alternate member was also present: Mrs. Daniela Maluf Pfeiffer.

Meeting’s board:

President: Mr. Luis Octavio da Motta Veiga. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Agenda:

1.	To make a resolution on the summons of BTP’s Extraordinary General Shareholders’ Meeting (“AGE”) to be held on July 27, 2005, taking in account the usual practice adopted to summon a General Shareholders’ Meeting, due to the existence of ADRs issued by BTP. This AGE shall discuss the following matters:

	(i)	Replacement of the Board of Directors’ members; and

	(ii)	Election of the Board of Directors’ Chairman and Vice-Chairman.

Resolutions:

At the beginning of the meeting, letter from Zain Participações S.A. on Invitel’s Prior Meeting, held on this date, at 8:30 a.m., was delivered to this Board’s members, who decided that these minutes will be drafted in summarized form.

Beginning the discussions regarding item 1 of the Agenda, Mr(s). Luis Octavio C. da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas and Daniela Maluf Pfeiffer, members of BTP’s Board of Directors, registered their understanding that the AGE referred to in the agenda of the present Meeting shall indeed be summoned on July 27, 2005 – as already reported in the summons of this Board of Directors’ Meeting – taking in account the practice consistently adopted for summoning such meetings, due to the existence of ADRs issued by BTP.

The Board of Director’s Chairman read CVM’s guide containing its recommendations about corporate governance practices, which determine that publicly-held companies with traded ADRs should summon its meetings at least forty (40) days in advance, thus allowing a greater participation from ADRs holders in general meetings, taking in account the operating difficulties these shareholders have to exercise their voting rights. The Board’s Chairman also stressed that in the past five (5) years the Company has been consistently making its summons at least thirty (30) days in advance. Such initiative aims primarily to have a greater participation from the Company’s shareholders in the voting sessions, specially the ADRs’ holders.

Moving on to the resolution on the matter included in item 1 of the current Meeting’s agenda, the Board of Directors’ members approved, by majority decision, to summon BTP’s Extraordinary General Shareholders’ Meeting in strict compliance with what is provided for in the summons notice of this Board of Directors’ meeting, for July 27, 2005, being registered that such BTP’s Extraordinary General Shareholders’ Meeting shall discuss the following matters: (i) Replacement of the Board of Directors’ members; and (ii) Election of the Board of Directors’ Chairman and Vice-Chairman.

Fábio Moser and Lênin Florentino de Faria registered their vote to summon BTP’s AGE for July 13, 2005, pursuant to the vote instruction included in the minutes of Invitel’s Prior Meeting held on this date, which, as registered by the other members, contains material and formal errors, among others: (i) such instruction is contrary to the Summons Notice of this Board meeting, to the extent it binds the vote on a matter different from the one provided for in such notice, since it suggested a new date for the AGE, other than that originally submitted to this Board’s analysis; (ii) it disrespects CVM’s orientation on corporate governance practices and (iii) it is not in accordance with the summons adopted by the Company in the past five (5) years.

Fábio Moser and Lênin Florentino de Faria disagree with the statements, since in their opinion: (i) there is no contrariness with respect to the board’s summons notice, since, in their understanding, the Board could change the AGE’s date, and (ii) there is no disrespect to CVM’s orientation, since it has a suggestive nature and the matter in the agenda refers to an issue of manifest urgency. The Board Members also requested that the vote instruction be observed and therefore disregarded the statements of Luis Octavio C. da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas and Daniela Maluf Pfeiffer. Subsequently, they presented their vote separately, which shall be filed at BTP’s headquarters. The Board’s Chairman registered that during his term as chairman of this Board, there has never been a change in the agenda of the summons, informing that at most, matters were removed from the agenda at the Board members’ request.

Luis Octavio C. da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas and Daniela Maluf Pfeiffer also stressed that the vote instruction submitted to the Board on this date dealt with a different matter from that included in the present meeting’s Agenda, that being the reason why they understand such vote instruction is not in compliance with the subject of the present meeting, since the vote instruction sets a different date from that originally provided for in the summons to this meeting. Fábio Moser and Lênin Florentino de Faria disagree with those arguments and understand that such vote instruction is compatible with the subject of the present meeting.

The Board’s Chairman also registered that the AGE summons for July 27, 2005 aims at complying as quickly as possible with the request made on June 21, 2005, by the following shareholders: Citigroup Venture Capital International Brazil L.P., Caixa de Previdência dos Funcionários do Banco do Brasil and Fundação Petrobras de Seguridade Social – Petros, and endorsed by Arthur Joaquim de Carvalho, Verônica Valente Dantas and Daniela Maluf Pfeiffer, respecting CVM’s recommendations and the Company’s practice.

The Company’s Management is authorized to take all necessary actions to summon the AGE, in accordance with the terms approved above.

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted, which, once read and approved, were signed by the present Board’s Members.

Rio de Janeiro, June 27, 2005.

Meeting’s Board Authentication

Luis Octavio C. da Morra Veiga	João Eduardo de Villemor Amaral Ayres
Meeting’s President	Meeting’s Secretary

Board of Directors’ Members

Luis Octavio C. da Morra Veiga	Lênin Florentino de Faria

Arthur Joaquim de Carvalho	Fabio de Oliveira Moser

Verônica Valente Dantas	Daniela Maluf Pfeiffer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer